SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of FEBRUARY 2007

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2007

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated February 27, 2007 (GRUPO TMM REPORTS FOURTH-QUARTER AND FULL YEAR 2006 FINANCIAL RESULTS)
EXHIBIT 99.2 :	Brief Description of Notices to CNBV and BMV of Financial Statements for the Fourth-Quarter and Full-Year 2006

Exhibit 99.1

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Juan Fernández Galeazzi	Kristine Walczak (investors, analyst, media)
Chief Financial Officer	312-726-3600
011-52-55-5629-8778	(kwalczak@dresnerco.com)
(juan.fernandez@tmm.com.mx)

Brad Skinner
Investor Relations, Director TMM Logistics
011-52-55-5629-8725 or 203-247-2420
(brad.skinner@tmm.com.mx)

Monica Azar
Manager, Investor Relations
212-659-4975
(monica.azar@tmm.com.mx)

GRUPO TMM REPORTS FOURTH-QUARTER
AND FULL-YEAR 2006 FINANCIAL RESULTS

(Mexico City, February 27, 2007) - Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; ”TMM”or the “Company”) a Mexican multi-modal transportation and logistics company, reported today its financial results for the fourth-quarter and full-year periods of 2006.

Management Overview

Javier Segovia, president of Grupo TMM, said, “The year 2006 was one of transition, evolution and ultimately progress for Grupo TMM. Last year we focused our efforts to make TMM stronger and better positioned for the future. Constrained by high debt at the beginning of 2006, we paid our Bondholders in full in the third quarter of last year and adopted a new financial structure which gives us greater flexibility in managing our debt levels. This stronger balance sheet freed up capital to provide vital resources for growth and expansion for each of our business units, positioning Grupo TMM to increase market share organically, service our customers more efficiently, and improve profitability in 2007.

“At Maritime, we invested over $241.4 million in 2005 and 2006 to acquire new vessels and the minority interests held by our former partners in our offshore and tugboat operations, securing the financing for these investments through the contracted revenues generated by these assets. During the fourth quarter of 2006 and at the beginning of 2007, our product tanker group was awarded three time charter contracts, which will increase our annual revenues by approximately $13 million. In our parcel tanker segment we negotiated rate increases associated with current contracts, which will add approximately $5 million of incremental revenue for this year. These additions bring the Maritime division’s EBITDA to $55 million for 2007. Maritime is positioned for growth as Mexico’s new administration continues to make decisions concerning oil exploration, including further outsourcing of the government-owned fleet.

Segovia continued, “At Logistics, we begin 2007 with a clean slate and a renewed focus. This division lost $29 million in revenue in 2006 due to the cancellation of contracts by Kansas City Southern de Mexico. Fourth quarter results also reflect significant losses due to other terminated operations. However, in 2006, we began to invest in this division by ordering 80 new tractors and 82 new trailers, and securing leasing for an additional 271 new tractors and 390 trailers in September, which began to arrive in December. As of the end of February we have received 130 tractors and 200 trailers and believe we will have modernized much of our fleet by May or June of this year, taking the average age of our trucking fleet from 11 years in 2006 to four years in 2007. The modernization of our fleet will provide fuel efficiencies and lower our maintenance costs. The replacement and addition of assets to our trucking fleet will allow us to increase our operable tractors from 452 to 595 units by mid-Summer and our trailer fleet from 1,000 to 1,300 units. Additionally, in December 2006 we purchased ADEMSA, the fourth largest bonded warehouse system in Mexico, improved yards and terminal capabilities, and added software to link our supply chain process. The ADEMSA warehouse system provides an important part of the integrated supply chain, so that this division can quickly become a significant player in bonded and non-bonded warehousing facilities within Mexico. We believe that with the investments we are now making, Logistics will become a profitable and growth-oriented part of the company and project an annual EBITDA run rate of $17 million by mid-year.

“Finally, our Ports division remains stable, and we project 2007 EBITDA of $3 million for this division. ”

Segovia concluded, “While Grupo TMM’s revenues in 2006 were lower than in 2005 due to cancelled contracts and terminated operations, we have reversed this downward trend. We are beginning 2007 with $30 million of additional revenue, providing a base of $278 million of revenue compared to $248 million at the end of 2006, which will afford us greater financial flexibility and a stronger foundation. We expect that 2007 will benefit from last year’s transition as our efforts in 2006 continue to gain traction. Overall, we expect improvements in financial results and believe that our performance in 2007 will lead to enhanced shareholder value.”

Financial Results

Comparing the fourth quarter of 2006 with the fourth quarter of 2005, TMM reported the following results:

     •  Revenue of $65.4 million, down 25.9 percent from $88.3 million
     •  Operating income of $2.8 million, remained stable
     •  Operating margin of 4.3 percent, up 1.2 percentage points
     •  Net income of $7.5 million compared to net income of $23.1 million

Comparing the 2006 full year with the 2005 full year, TMM reported the following results:

     •  Revenue of $248.2 million, down 19.1 percent from $306.6 million
     •  Operating income of $11.3 million, up $6.2 million from $5.1 million
     •  Operating margin of 4.5 percent, up 2.9 percentage points
     •  Net income of $71.0 million compared to net income of $171.3 million

Revenues in the fourth quarter and full year of 2006 compared to the same periods of 2005 were impacted by the sale of TMM’s port assets in Colombia in 2005, reducing fourth quarter 2006 revenues by $3.3 million and twelve months 2006 revenues by $19.5 million. Revenues in the 2006 periods were also impacted by the cancellation of service agreements by Kansas City Southern de Mexico, reducing revenues by $9.0 million in the fourth quarter and $29.0 million in the full year.

Consolidated operating profit in fourth quarter 2006 was $2.8 million and included $1.5 million of one-time costs and expenses. Had these one-time charges not occurred, the consolidated operating profit run rate for the quarter would have been $4.3 million, as shown in the Divisional Results chart included below.

SG&A of $6.9 million in fourth quarter 2006 decreased 19.3 percent, or $1.6 million, over the same period of 2005, and SG&A of $31.8 million for full-year 2006 remained stable compared to the same period of 2005.

Net interest expense in fourth quarter 2006 was $9.8 million compared to $15.4 million in the same quarter last year. Net interest expense in the 2006 twelve-month period was $30.6 million compared to $68.2 million in the 2005 twelve-month period.

As of December 31, 2006, TMM’s total debt was $362.3 million, of which $195.2 million is related to the Company’s securitization facility, $1.0 million is related to debt in an acquired subsidiary, and $166.1 million is project finance debt and is related to the acquisition of maritime assets and supported by approximately $116.7 million of long-term contracted revenues, by the Mexican Navigation Law and by the total market value of these assets, which is estimated to exceed their book value by $42 million.

Total Debt Composition as of December 31, 2006
(Millions of dollars)

Securitization Facility	$195.2
Debt in acquired subsidiary	$1.0
*Two Product Tankers	$56.0
*Offshore Vessels	$110.1
Total Debt (1):	$362.3

* Project Finance assets
(1)The Company’s total debt as presented in its balance sheet as of December 31, 2006, includes $3.6 million of accrued unpaid interest and is reduced by $7.6 million of related expenses to be amortized over time.

DIVISIONAL RESULTS (All numbers in thousands)

Fourth Quarter 2006

	Maritime	Logistics	Ports	Corporate and Others	Total

Revenues	40,133	22,103	3,271	(65)	65,442

Costs	30,117	22,993	1,566	(81)	54,595

Gross Result	10,016	(890)	1,705	16	10,847

Gross Margin	25.0%	(4.0%)	52.1%	n.a.	16.6%

SG & A	1,212	1,369	393	3,514	6,488

Operating Results	8,804	(2,259)	1,312	(3,498)	4,359

Operating Margin	21.9%	(10.2%)	40.1%	n.a.	6.7%

*Fourth Quarter 2005

	Maritime	Logistics	Ports	Corporate and Others	Total

Revenues	43,543	31,300	13,498	(32)	88,309

Costs	34,549	30,328	12,157	(52)	76,982

Gross Result	8,994	972	1,341	20	11,327

Gross Margin	20.7%	3.1%	9.9%	n.a.	12.8%

SG & A	1,225	1,907	907	4,493	8,532

Operating Results	7,769	(935)	434	(4,473)	2,795

Operating Margin	17.8%	(3.0%)	3.2%	n.a.	3.2%

Full Year 2006

	Maritime	Logistics	Ports	Corporate and Others	Total

Revenues	146,425	93,895	8,121	(288)	248,153

Costs	109,977	89,266	5,104	(401)	203,946

Gross Result	36,448	4,629	3,017	113	44,207

Gross Margin	24.9%	4.9%	37.2%	n.a.	17.8%

SG & A	5,099	5,424	1,630	19,278	31,431

Operating Results	31,349	(795)	1,387	(19,165)	12,776

Operating Margin	21.4%	(0.8%)	17.1%	n.a.	5.1%

*Full Year 2005

	Maritime	Logistics	Ports	Corporate and Others	Total

Revenues	159,575	108,402	38,853	(231)	306,599

Costs	133,028	103,479	33,574	(258)	269,823

Gross Result	26,547	4,923	5,279	27	36,776

Gross Margin	16.6%	4.5%	13.6%	n.a.	12.0%

SG & A	4,382	5,867	4,027	17,385	31,661

Operating Results	22,165	(944)	1,252	(17,358)	5,115

Operating Margin	13.9%	(0.9%)	3.2%	n.a.	1.7%

*2005 results presented under continuing operations

SEGMENT RESULTS

Maritime
Comparing the fourth quarter and twelve months of 2006 with the same periods of last year:

     •  Revenues decreased 7.8 percent in the 2006 fourth-quarter and 8.2 percent in the 2006 twelve-month periods due mainly to fewer offshore and tanker vessels in operation
     •  Revenues were also impacted by $0.9 million from atypical dry-docking activity in the 2006 fourth quarter and by $4.0 million in the 2006 twelve-month period
     •  Improved operating profit and margins at all business segments in the 2006 twelve-month period due mainly to cost reductions of 17.3 percent in the 2006 twelve-month period as a result of increased owned offshore and tanker vessels

Logistics
Comparing the fourth quarter and twelve months of 2006 with the same periods of last year:

     •  Overall revenues and operating results were impacted in both periods due to Kansas City Southern de Mexico contract losses and to the termination of unprofitable operations
     •  In the 2006 fourth quarter, trucking revenues increased 22.7 percent to $9.7 million and 32.1 percent to $35.6 million in the 2006 twelve-month period due to new tractors and trailers acquired throughout the year
     •  In the 2006 twelve-month period, inbound logistics revenues increased 21.8 percent to $21.0 million due mainly to increased volumes at Volkswagen

Ports and Terminals
Comparing the fourth quarter and twelve months of 2006 with the same periods of last year:

     •  Revenues were impacted by the sale of port assets in Colombia and by a reclassification of net revenue at the shipping agencies business segment
     •  Revenues at Acapulco increased 8.9 percent to $5.7 million in the 2006 twelve-month period due to a 16.2 percent revenue increase in the cruise ship business segment
     •  Auto handling revenues at Acapulco improved 27.5 percent to $1.7 million in the 2006 twelve-month period as export volumes to the Middle East and South America increased from 25,963 automobiles in 2005 to 37,452 in 2006

Headquartered in Mexico City, TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.

CONFERENCE CALL

TMM’s management will host a conference call and Webcast to review financial and operational highlights on Wednesday, February 28 at 11:00 a.m. Eastern Time.

To participate in the conference call, please dial 888-802-8577 (domestic) or 973-935-8754 (international) and provide conference ID 8363833 at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at http://www.visualwebcaster.com/event.asp?id=37587.

A replay of the conference call will be available through March 7, at 11:59 p.m. Eastern Time, by dialing 877-519-4471 or 973-341-3080, and entering conference ID 8363833. On the Internet, a replay will be available for 30 days at http://www.visualwebcaster.com/event.asp?id=37587.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables to follow ...

Grupo TMM, S.A.B. and subsidiaries
*Statement of Income (under discontinuing operations)
- millions of dollars -

	Three months ended		Year ended
	December 31,		December 31,
	2006	2005	2006	2005

Revenue from freight and services	65.442	88.309	248.153	306.599

Cost of freight and services	(52.196)	(74.959)	(191.632)	(262.569)

Depreciation of vessels and operating equipment	(3.521)	(2.023)	(13.436)	(7.254)

	9.725	11.327	43.085	36.776

Administrative expenses	(6.886)	(8.532)	(31.829)	(31.661)

Operating income	2.839	2.795	11.256	5.115

Other expenses - Net	(1.354)	(9.567)	(1.724)	(1.023)

Financial (expenses) income - Net	(9.787)	(15.358)	(30.587)	(68.177)

Amortization of expenses related to debt	(0.800)	(3.851)	(24.845)	(22.701)

Exchange gain (loss) - Net	0.448	1.152	(0.395)	1.290

Net financial cost	(10.139)	(18.057)	(55.827)	(89.588)

Loss before taxes	(8.654)	(24.829)	(46.295)	(85.496)

Benefit for taxes	23.934	55.053	27.580	61.624

Net income (loss) before discontinuing operations	15.280	30.224	(18.715)	(23.872)

Income from discontinuing operations				1.364

(Loss) income from disposal discontinuing business	(8.510)	(5.623)	90.100	197.999

Net income for the period	6.770	24.601	71.385	175.491

Attributable to :

Minority Interest	(0.708)	1.487	0.360	4.188

Equity holders of GTMM, S.A.	7.478	23.114	71.025	171.303

Weighted average outstanding shares (millions)	56.963	56.963	56.963	56.963
Income earnings per share (dollars / share)	0.13	0.41	1.25	3.01

Outstanding shares at end of period (millions)	56.963	56.963	56.963	56.963
Income earnings per share (dollars / share)	0.13	0.41	1.25	3.01

* Prepared in accordance with International Financial Reporting Standards (IFRS).

Grupo TMM, S.A.B. and subsidiaries
*Balance Sheet (under discontinuing operations)
- millions of dollars -

	December 31,	December 31,
	2006	2005

Current assets:
Cash and cash equivalents	38.685	400.809

Accounts receivable
Accounts receivable - Net	40.946	43.267

Other accounts receivable	78.667	19.615

Prepaid expenses and others current assets	9.882	7.295

Total current assets	168.180	470.986

Long–term account receivable	40.000	48.763

Property, machinery and equipment - Net	279.335	166.661

Other assets	35.517	23.160

Deferred taxes	112.833	83.556

Total assets	635.865	793.126

Current liabilities:
Bank loans and current maturities of long term liabilities	27.555	35.546

Sale of accounts receivable	16.727

Suppliers	20.486	22.755

Other accounts payable and accrued expenses	37.213	47.686

Total current liabilities	101.981	105.987

Long–term liabilities:
Bank loans and other obligations	141.401	524.763

Sale of accounts receivable	172.617

Other long–term liabilities	23.917	25.630

Total long–term liabilities	337.935	550.393

Total liabilities	439.916	656.380

Stockholders’ equity
Common stock	121.158	121.158

Retained earnings	85.190	14.454

Initial accumulated translation loss	(17.757)	(17.757)

Cummulative translation adjusted	(1.170)	1.422

	187.421	119.277

Minority Interest	8.528	17.469

Total stockholders’ equity	195.949	136.746

Total liabilities and stockholders’ equity	635.865	793.126

* Prepared in accordance with International Financial Reporting Standards (IFRS)

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow (under discontinuing operations)
- millions of dollars -

	Three months ended		Year ended
	December 31,		December 31,
	2006	2005	2006	2005

Cash flow from operation activities:
Net income (loss) before discontinuing operations	15.280	30.224	(18.715)	(23.872)

Charges (credits) to income not affecting resources:
Depreciation & amortization	4.161	7.674	20.435	28.789

Deferred Income Taxes	(24.117)	(53.501)	(29.288)	(63.186)

Other non-cash items	(1.162)	12.278	15.279	(1.364)

Total non-cash items	(21.118)	(33.549)	6.426	(35.761)

Changes in assets & liabilities	(4.198)	17.515	(22.211)	46.266

Total adjustments	(25.316)	(16.034)	(15.785)	10.505

Net cash (used in) provided by operating activities	(10.036)	14.190	(34.500)	(13.367)

Cash flow from investing activities:

Proceeds from sales of assets (net)	3.204	(0.067)	12.293	1.693

Payments for purchases of assets	(15.346)	(14.053)	(150.644)	(105.058)

Acquisition of share of subsidiaries	(8.827)	(4.013)	(28.289)	(38.072)

Dividens paid to minority partners			(1.680)

Net cash used in investment activities	(20.969)	(18.133)	(168.320)	(141.437)

Proceeds from discontinued business (net) and Sale of share of subsidiaries	(3.100)	370.374	68.754	581.054

Cash flow provided by financing activities:

Short-term borrowings (net)		(0.150)	(0.150)	(0.600)

Principal payments under capital lease obligations				(0.151)

Sale (repurchase) of accounts receivable (net)	(3.435)		188.535	(75.607)

Repayment of long-term debt	(11.128)	8.143	(538.246)	(75.201)

Proceeds from issuance of long-term debt			121.803	72.970

Net cash (used in) provided by financing activities	(14.563)	7.993	(228.058)	(78.589)

Net (decrease) increase in cash	(48.668)	(374.424)	(362.124)	347.661

Cash at beginning of period	87.353	26.385	400.809	53.148

Cash at end of period	38.685	400.809	38.685	400.809

*Prepared in accordance with International Financial Reporting Standards (IFRS).

Exhibit 99.2

Brief Description of Notices to CNBV and BMV of
Financial Statements for the Fourth-Quarter and Full Year 2006

Required quartely financial information consists of the financial information filed with the CNBV and the BMV (under discontinuing operations). Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and list of directors and officers.